UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Prudential Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74421A101

(CUSIP Number)

March 11, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [x]  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74421A101

1	Names of Reporting Persons
Steven R. Gerbel
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ x ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
404,716
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
404,716
9	Aggregate Amount Beneficially Owned by Each Reporting Person
404,716
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.21%
12	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No. 74421A101

1	Names of Reporting Persons
Chicago Capital Management, LLC IRS Identification No. of Above Persons (Entities Only) 36-4186074
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ x ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
404,716
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
404,716
9	Aggregate Amount Beneficially Owned by Each Reporting Person
404,716
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.21%
12	Type of Reporting Person (See Instructions)
IA

Item 1.

(a) Name of Issuer:     Prudential Bancorp, Inc.

(b) Address of Issuer's Principal Executive Offices:

 1834 West Oregon Avenue

Philadelphia, Pennsylvania 19145

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Steven R. Gerbel and Chicago Capital Management, LLC ("CCM" and together with Steven R. Gerbel the "Reporting Persons").

(b) Address of Principal Business Office or, if None, Residence:

311 South Wacker Drive

Suite 6025

Chicago, IL 60606

(c) Citizenship:

Steven R. Gerbel is a citizen of the United States of America and CCM is an Illinois limited liability company.

(d) Title and Class of Securities:

Common Stock, $0.01 par value per share

(e) CUSIP No.:

74421A101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:

 Steven R. Gerbel:  404,716

 CCM:  404,716

(b) Percent of Class:

 Steven R. Gerbel:  5.21%

 CCM:  5.21%

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

 Steven R. Gerbel:  0

 CCM:  0

 (ii) Shared power to vote or to direct the vote:

 Steven R. Gerbel:  404,716

 CCM:  404,716

(iii) Sole power to dispose or to direct the disposition of:

Steven R. Gerbel:  0

 CCM:  0

(iv) Shared power to dispose or to direct the disposition of:

 Steven R. Gerbel:  404,716

 CCM:  404,716

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Steven R. Gerbel beneficially owns 404,716 shares of the Issuer's Common Stock, $0.01 par value per share, ("Common Stock"), representing 5.21% of the Common Stock.  Mr. Gerbel does not directly own any shares of Common Stock, but he does indirectly own 404,716 shares of Common Stock in his capacity as the Managing Member of CCM, an Illinois limited liability company, which in turn serves as the general partner and investment manager of Chicago Capital Management, LP ("Fund"), an Illinois limited partnership.  In addition, CCM sub-advises one private fund ("Sub-Advised Fund") and one registered investment company, SilverPepper Merger Arbitrage Fund ("SilverPepper"), on a discretionary basis.  Although Mr. Gerbel does not directly own the shares of Common Stock, Mr. Gerbel is deemed to beneficially own the 404,716 total shares of Common Stock held by the Fund, the Sub-Advised Fund, and SilverPepper.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 Each of the Fund, the Sub-Advised Fund, and SilverPepper has the right to receive dividends and proceeds from the sale of the shares of Common Stock held by each.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 Not applicable

Item 8. Identification and classification of members of the group.

 See Exhibit B

Item 9. Notice of Dissolution of Group.

 Not applicable

Item 10. Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2022

/s/ STEVEN R. GERBEL

Steven R. Gerbel

CHICAGO CAPITAL MANAGEMENT, LLC

Name:  Steven R. Gerbel

Title:  Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Prudential Bancorp, Inc. shall be filed on behalf of the undersigned.

/s/ STEVEN R. GERBEL

Steven R. Gerbel

CHICAGO CAPITAL MANAGEMENT, LLC

Name: Steven R. Gerbel

Title: Managing Member

Exhibit B

Due to the relationships between them, the Reporting Persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.